POWELL                                                Atlanta    -    Washington
  GOLDSTEIN LLP

                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-6904
                                                          LSCHROEDER@POGOLAW.COM


                               September 14, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Daniel F. Duchovny

     Re:  Cherokee Banking Company
          Revised Preliminary Schedule 14A
          Filed August 30, 2005
          File No. 000-30511

          Amended Schedule 13E-3
          Filed August 30, 2005
          File No. 005-60899


Ladies and Gentlemen:

     On behalf of our client, Cherokee Banking Company ("Cherokee" or the "Company"), we are responding to the comments received from your office by letter dated September 7, 2005 with respect to the above-referenced Amended
Schedule 13E-3 and Revised Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A. All page references (excluding those in the headings and the staff's comments) refer to pages of the marked copy of Amendment No. 2 to the Schedule 13E-3 or Schedule 14A, as applicable, which are being filed concurrently and reflect the Company's responses to your comments.

Schedule 13E-3
--------------
Exhibits
--------

1. We note your responses to comments 5 and 6. Please note that we may have additional comments when you file the requested exhibits and fill in the blanks in your proxy statement.

     WE UNDERSTAND THAT YOU MAY HAVE ADDITIONAL COMMENTS.

Preliminary Schedule 14A
------------------------
Special Factors
---------------

Effects of the Reorganization on Cherokee, page 13
--------------------------------------------------

2. Please tell us the reason for the decrease in the number of shares to be cashed out as a result of the reorganization from 191,474 to 161,141.


  One Atlantic Center  -  Fourteenth Floor  -  1201 West Peachtree Street, NW
       Atlanta, GA 30309-3488  -  Tel: 404.572.6600  -  Fax: 404.572.6999
                                www.pogolaw.com

POWELL                                        Securities and Exchange Commission
  GOLDSTEIN LLP                                               September 14, 2005
                                                                          Page 2


     AMENDMENT NO. 1 TO THE PROXY STATEMENT INCLUDED AN UPDATED ESTIMATE OF THE NUMBER OF SHARES TO BE CASHED OUT IN THE REORGANIZATION, WHICH WAS BASED ON THE COMPANY'S RECORD SHAREHOLDER LIST AS OF AUGUST 9, 2005. THE TOTAL NUMBER OF SHARES OF CHEROKEE COMMON STOCK HELD BY SHAREHOLDERS OF RECORD THAT OWN FEWER THAN 1,100 SHARES OF CHEROKEE COMMON STOCK (THAT IS, THE TOTAL NUMBER OF SHARES TO BE CASHED OUT) MAY CHANGE DAILY DUE TO PURCHASES AND SALES OF THE COMPANY'S COMMON STOCK AND THE TRANSFERS OF SHARES HELD IN RECORD/CERTIFICATE FORM INTO STREET NAME. THERE WERE MULTIPLE TRANSACTIONS IN THE COMPANY'S COMMON STOCK BETWEEN THE DATE OF THE ORIGINAL ESTIMATE AND THE UPDATED ESTIMATE AND THE COMPANY IS NOT AWARE OF ANY ONE PARTICULAR TRANSACTION THAT SIGNIFICANTLY AFFECTED THE DECREASE. THE COMPANY WILL BE UNABLE TO DETERMINE THE ACTUAL NUMBER OF SHARES TO BE CASHED OUT IN THE REORGANIZATION UNTIL THE EFFECTIVE DATE OF THE REORGANIZATION. IF, HOWEVER, THERE ARE ANY MATERIAL CHANGES TO THE ESTIMATED NUMBER OF SHARES TO BE CASHED OUT PRIOR TO THE MAILING OF THE PROXY STATEMENT, THE COMPANY WILL UPDATE THE PROXY STATEMENT AS REQUIRED UNDER THE SECURITIES EXCHANGE ACT.


Pro Forma Effect of the Reorganization , page 18
------------------------------------------------

3. We note your response to comment 21. Please revise the footnotes to the new table in this section to explain the $59,747 adjustment to the assets line-item.

     WE HAVE REVISED THE FOOTNOTE TO EXPLAIN THIS ADJUSTMENT.

Opinion of Independent Financial Advisor
----------------------------------------
Terminal Value Analysis, page 32
--------------------------------

4. We reissue comment 12 in part. Please describe the material assumptions underlying the projections added as a result of our previous comment.

     WE HAVE REVISED THIS DISCLOSURE TO INDICATE THAT MANAGEMENT'S ASSUMPTIONS REGARDING ASSET GROWTH WERE BASED ON HISTORICAL GROWTH AND ASSUMPTIONS REGARDING RATES OF RETURN WERE BASED ON RATES OF RETURN BY TOP PERFORMING PEER BANKS ACROSS THE NATION.

5. We reissue comment 30 as it concerns our previous request for additional disclosure of the industry averages.

     WE HAVE ADDED THE AVERAGE PRICE TO EARNINGS MULTIPLES AND PRICE TO BOOK VALUE MULTIPLES FOR 1999 THROUGH 2004 FOR SOUTHEASTERN BANKS WITH TOTAL ASSETS BETWEEN $100 MILLION AND $500 MILLION

Fairness for Shareholders Remaining Intact After Completion of the Plan, page 34
--------------------------------------------------------------------------------

6. We reissue comment 32. Please expand your disclosure to describe the assumptions related to earnings projections provided by management. Also, disclose the reason for the projections prepared by the financial advisor and by Mauldin and Jenkins, though based on the same information and assumptions provided by your management, are different.

POWELL                                        Securities and Exchange Commission
  GOLDSTEIN LLP                                               September 14, 2005
                                                                          Page 3


     WE HAVE EXPANDED THIS DISCLOSURE TO INDICATE THE EARNING PROJECTIONS PROVIDED BY MANAGEMENT FOR THIS ANALYSIS REGARDING THE FAIRNESS TO SHAREHOLDERS RETAINING COMMON STOCK WERE THE SAME AS THOSE PROVIDED BY MANAGEMENT FOR THE TERMINAL VALUE ANALYSIS AND TO CROSS REFERENCE THE UNDERLYING ASSUMPTIONS WHICH ARE DESCRIBED UNDER THE DESCRIPTION OF THE TERMINAL VALUE ANALYSIS.

     MAULDIN AND JENKINS WAS ENGAGED TO PREPARE PRO FORMA HISTORICAL BALANCE SHEETS AND INCOME STATEMENTS, WHICH SHOW THE EFFECT OF THE REORGANIZATION ON THE COMPANY'S JUNE 30, 2005 HISTORICAL BALANCE SHEET AND INCOME STATEMENT AND DECEMBER 31, 2004 HISTORICAL INCOME STATEMENT.

     IN CONNECTION WITH ITS FAIRNESS OPINION, BURKE CAPITAL ANALYZED PRO FORMA FINANCIAL PROJECTIONS, WHICH MAULDIN AND JENKINS WAS IN NO WAY INVOLVED IN PREPARING. THE PRO FORMA FINANCIAL PROJECTIONS SHOW THE EFFECT OF THE REORGANIZATION ON THE COMPANY'S PROJECTED FINANCIAL RESULTS, AS OPPOSED TO HISTORICAL FINANCIAL STATEMENTS.

Recent Affiliate Transactions in Cherokee Stock, page 46
--------------------------------------------------------

7. Please revise the first sentence to show the number of shares acquired by each director in your March 23, 2004 private placement.

     WE HAVE REVISED THIS DISCLOSURE TO INDICATE THE NUMBER OF SHARES PURCHASED BY EACH DIRECTOR.

Other Information
-----------------

     Attached as Exhibit A to this letter is a revised statement from each of
                 ---------
the filing persons acknowledging that:

     - each of the filing persons is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     - none of the filing persons may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

POWELL                                        Securities and Exchange Commission
  GOLDSTEIN LLP                                               September 14, 2005
                                                                          Page 4


     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6904. My fax number is (404) 572-6999.

                                Very truly yours,

                                /s/ Lyn G. Schroeder

                                Lyn G. Schroeder


Enclosures
::ODMA\PCDOCS\ATL\913094\1

cc:  Mr. Dennis W. Burnette
     Kathryn L. Knudson, Esq
     Emily R. Stuart, Esq.

                                    EXHIBIT A
                                    ---------


Each of the undersigned filing persons hereby acknowledges and confirms that:

     - each of the undersigned filing persons is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     - none of the undersigned filing persons may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


This 14th day of September 2005.


                                             CHEROKEE BANKING COMPANY

                                             By: /s/   Dennis W. Burnette
                                                 ----------------------------
                                             Dennis W. Burnette
                                             President and Chief Executive
                                             Officer


                                             CHEROKEE INTERIM CORP.

                                             By: /s/   Dennis W. Burnette
                                                 ----------------------------
                                             Dennis W. Burnette
                                             President


                                             CHEROKEE BANKING COMPANY
                                             AFFILIATES:

                                             /s/   Dennis W. Burnette
                                             --------------------------------
                                             Dennis W. Burnette

                                             /s/   William L. Early
                                             --------------------------------
                                             William L. Early

                                             /s/   Albert L. Evans
                                             --------------------------------
                                             Albert L. Evans

                                             /s/   J. Calvin Hill, Jr.
                                             --------------------------------
                                             J. Calvin Hill, Jr.

                                             /s/   Roger M. Johnson
                                             --------------------------------
                                             Roger M. Johnson

                                             /s/   J. David Keller
                                             --------------------------------
                                             J. David Keller

                                             /s/   John S. Moreau
                                             --------------------------------
                                             John S. Moreau

                                             /s/   Wanda P. Roach
                                             --------------------------------
                                             Wanda P. Roach

                                             /s/   A. R. Roberts, III
                                             --------------------------------
                                             A. R. Roberts, III

                                             /s/   Donald F. Stevens
                                             --------------------------------
                                             Donald F. Stevens

                                             /s/   Edwin I. Swords, III
                                             --------------------------------
                                             Edwin I. Swords, III